Exhibit 99.1(a)(ii)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM CANADA, AUSTRALIA, JAPAN, THE EUROPEAN ECONOMIC AREA OR THE UNITED KINGDOM OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

Amendment

of April 13, 2017

to the Pre-Announcement of the Public Exchange and Cash Offer

by

Cardiac Monitoring Holding Company, LLC, Malvern, Pennsylvania, United States of America (Domicile: Wilmington, Delaware, United States of America)

for

all publicly held registered shares of LifeWatch AG, Zug, Switzerland with a nominal value of Swiss Francs (“CHF”) 1.30 each

On April 9, 2017, BioTelemetry, Inc. (“BioTelemetry”) and Cardiac Monitoring Holding Company LLC (the “Offeror”) published a pre-announcement (the “Pre-Announcement”) of the public tender offer with a cash component and a share component for all publicly held registered shares of LifeWatch AG, Zug, Switzerland with a nominal value of CHF 1.30 each (the “Offer”) in accordance with articles 5 et seq. of the Ordinance of the Swiss Takeover Board on Public Takeover Offers (Verordnung der Übernahmekommission über öffentliche Kaufangebote; the “TOO”). The Pre-Announcement was published in English, German and French on the websites of BioTelemetry on April 9, 2017 and the Swiss Takeover Board (the “TOB”) on April 10, 2017, and was otherwise distributed in accordance with the TOO.

On April 12, 2017, the TOB granted an extension of the time limit for publication of the offer prospectus relating to the Offer from April 18, 2017 until April 25, 2017.

As a result of this development, Section III (“Main Offer Period and Additional Acceptance Period”) of the Pre-Announcement is amended as follows:

“III.                       MAIN OFFER PERIOD AND ADDITIONAL ACCEPTANCE PERIOD

The Offeror has filed an application with the TOB to extend the deadline for publishing the Offer Prospectus from April 18 to April 25, 2017. On April 12, 2017, the TOB granted this extension.

It is expected that the offer prospectus relating to the Offer (the “Offer Prospectus”) will be published on or around April 25, 2017. After the lapse of the cooling-off period of ten (10) Trading Days, it is intended that the Offer will remain open for acceptance for ten (10) Trading Days (the “Main Offer Period”). The Offeror reserves the right to extend the Main Offer Period once or several times with the approval of the Swiss Takeover Board (the “TOB”). If the Offer is successful, after the expiration of the (possibly extended) Main Offer Period, there will be an additional acceptance period of ten (10) Trading Days for the subsequent acceptance of the Offer (the “Additional Acceptance Period”).

Assuming that the Offer Prospectus will be published on April 25, 2017 and applying the minimum periods above, the Main Offer Period would run from about May 11, 2017 until about 4 p.m. CEST on May 24, 2017, and the Additional Acceptance Period would run from about June 1, 2017 until about 4 p.m. CEST on June 15, 2017.”

OFFER RESTRICTIONS

General

The Offer is not being and will not be made, directly or indirectly, in any country or jurisdiction in which it would be considered unlawful or otherwise violate any applicable laws or regulations, or which would require BioTelemetry or any of its subsidiaries, including the Offeror, to change or amend the terms or conditions of the Offer in any material way, to make an additional filing with any governmental, regulatory or other authority or take additional action in relation to the Offer. It is not intended to extend the

Offer to any such country or jurisdiction. Any such documents relating to the Offer must neither be distributed in any such country or jurisdiction nor be sent into such country or jurisdiction, and must not be used for the purpose of soliciting the purchase of securities of LifeWatch by any person or entity resident or incorporated in any such country or jurisdiction.

United Kingdom

The materials relating to the Offer are to be directed only at persons in the United Kingdom (the “U.K.”) who (a) have professional experience in matters relating to investments, (b) fall within article 49 (2) (a) to (d) (“high net worth entities, unincorporated associations, etc.”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or (c) to whom they may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). In the U.K., this document and any other documents or materials relating to the Offer are not to be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document or any documents or materials relating to the Offer relate, is available only to relevant persons and will be engaged in only with relevant persons.

Australia, Canada, Japan

The Offer is not addressed to the shareholders of LifeWatch whose place of residence, seat or habitual abode is in Australia, Canada or Japan, and such shareholders may not accept the Offer.

European Economic Area

The Offer described in this document is only being made within the European Economic Area (the “EEA”) pursuant to an exception under Directive 2003/71/EC (as amended and together with any applicable adopting or amending measures in any relevant member state, the “Prospectus Directive”), as implemented in each state of the EEA (each a “relevant member state”), from the requirement to publish a prospectus that has been approved by the competent authority in that relevant member state and published in accordance with the Prospectus Directive as implemented in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive. Accordingly, in the EEA, the Offer and documents or other materials in relation to the Offer and the BioTelemetry Common Stock are only addressed to, and are only directed at, (i) qualified investors (“qualified investors”) in the member state within the meaning of article 2 (1) (e) of the Prospectus Directive, as adopted in the relevant member state, and (ii) persons who hold, and will tender, the equivalent of at least Euro (“EUR”) 100’000 worth of LifeWatch Shares in exchange for the receipt of BioTelemetry Common Stock (collectively “permitted participants”). This document and the documents and other materials in relation to the Offer may not be acted or relied upon by persons in the EEA who are not permitted participants, and each shareholder of LifeWatch seeking to participate in the Offer that is resident in the EEA will be deemed to have represented and agreed that it is a qualified investor or that it is tendering the equivalent of EUR 100’000 worth of LifeWatch Shares in exchange for BioTelemetry Common Stock.

Notice to U.S. Holders

The Offer is made for the securities of a non-United States (“U.S.”) company. The Offer is subject to the disclosure and procedural requirements of Switzerland, which are different from those of the U.S.

It may be difficult for U.S. holders to enforce their rights and any claim arising out of U.S. federal securities laws, since LifeWatch is located in a non-U.S. jurisdiction, and some or all of its officers and directors may be residents of a non-U.S. jurisdiction. U.S. holders may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. Further, it may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.

The receipt of cash and stock consideration in the Offer by a U.S. shareholder will generally be a taxable transaction for U.S. federal, state and local income tax purposes. Each U.S. shareholder is urged to consult his independent professional adviser immediately regarding the tax consequences of acceptance of the Offer.

BioTelemetry and any of its subsidiaries and any advisor, broker or financial institution acting as an agent or for the account or benefit of BioTelemetry or the Offeror may, subject to applicable Swiss securities laws, rules and regulations, make certain purchases of, or arrangements to purchase, LifeWatch Shares from shareholders of LifeWatch who are willing to sell their LifeWatch Shares outside the Offer from time to time, including purchases in the open market at prevailing prices or in private transactions at negotiated prices. The Offeror will disclose promptly any information regarding such purchases of LifeWatch Shares in Switzerland through the electronic media and/or the stock exchange and in the U.S. by means of a press release, if and to the extent required under applicable laws, rules and regulations in Switzerland.

Securities may not be offered or sold in the U.S. absent registration or an exemption from registration under the U.S. Securities Act. It is expected that the Offer will be subject to a Tier I exemption pursuant to Rule 14d-1(c) of the U.S. Securities Exchange Act of 1934, as amended, and that the issuance of BioTelemetry Common Stock in connection therewith will be exempt from registration under the U.S. Securities Act of 1933, as amended, pursuant to Rule 802 thereof.

Neither the SEC nor any securities commission of any State of the U.S. has (a) approved or disapproved of the Offer, (b) passed upon the merits or fairness of the Offer, or (c) passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offence in the U.S.